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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of March 2006


                             AETERNA ZENTARIS INC.
                     ---------------------------------------

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F            Form 40-F    X
                                        ------               ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                               Yes                 No   X
                                   -----              -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    -----



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                                 DOCUMENTS INDEX




DOCUMENTS       DESCRIPTION
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
1.              Press release dated March 1, 2006: AEterna Zentaris Reports 2005 Fourth
                Quarter and Full-Year Financial and Operating Results




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                                                         [AETERNA ZENTARIS LOGO]


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com



                                                                   PRESS RELEASE
                                                           For immediate release



           AETERNA ZENTARIS REPORTS 2005 FOURTH QUARTER AND FULL-YEAR
                        FINANCIAL AND OPERATING RESULTS


COMPANY HIGHLIGHTS SIGNIFICANT MILESTONES IN 2005 AND RECENT ACHIEVEMENTS



ALL AMOUNTS ARE IN U.S. DOLLARS

FULL-YEAR 2005 HIGHLIGHTS

     CONSOLIDATED FINANCIAL RESULTS

     - Revenues increased by 38% to $247.4 million, compared to $179.2 million in 2004;

     - R&D net of tax credits and grants of $27 million, compared to $23.3 million in 2004;

     - Earnings from operations of $14.4 million, compared to $13.2 million in 2004;

     - Net earnings of $10.6 million, compared to a net loss of $4.4 million in 2004;

     - Cash and short-term investments of $52.7 million as of December 31, 2005; and

     -    Change of reporting currency to U.S. dollars.


    PRODUCT DEVELOPMENT PIPELINE ADVANCEMENTS

     - Cetrorelix: Initiation of pivotal clinical program in endometriosis by partner, Solvay and Phase 2 trial in benign prostate hyperplasia (BPH) by partner, Shionogi/Nippon Kayaku;

     - Ozarelix: Initiation of Phase 2 trials for BPH and prostate cancer in Europe sponsored by partner, Spectrum -- completion of patient recruitment for both studies ahead of schedule and initiation of Phase 1/2 trial for prostate cancer in the U.S.; and

     - Perifosine: Initiation of a Phase 2 trial in non-small cell lung cancer in Europe, disclosure of positive Phase 2 trial results in prostate cancer by partner, Keryx, and initiation of multiple Phase 1/2 trials for multiple cancers by partner, Keryx.


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                                                         [AETERNA ZENTARIS LOGO]


     CORPORATE AFFAIRS

     -    AEterna Zentaris: Acquisition of Echelon Biosciences Inc., U.S.; and

     - Subsidiary, Atrium: Successful IPO (TSX: ATB.sv), as well as two accretive acquisitions -- MultiChem (Canada) and Douglas (U.S.).


QUEBEC CITY, CANADA, MARCH 1, 2006 - AEterna Zentaris Inc. (TSX: AEZ; NASDAQ:
AEZS) today reported financial and operating results for the fourth quarter and full year ended December 31, 2005. Consolidated revenues for the fourth quarter 2005 were $72.5 million, an increase of 65% compared to total revenues of $43.9 million for the same period in 2004. Consolidated R&D expenses net of tax credits amounted to $8.3 million for the fourth quarter of 2005 compared to $5.8 million for the same period in 2004.

Consolidated net earnings from operations for the fourth quarter 2005 were $3.5 million, compared to $0.9 million for the same period in 2004. The Company's consolidated net earnings were $0.9 million for the fourth quarter of 2005, or $0.02 per share, compared to a net loss of $2 million, or $0.04 per share for the same period in 2004. The consolidated cash and short-term investments were $52.7 million for the period ended December 31, 2005.


CONSOLIDATED RESULTS FOR THE FULL YEAR ENDED DECEMBER 31, 2005

Consolidated revenues for the 12-month period ended December 31, 2005 increased by 38% to $247.4 million, compared to $179.2 million for the same period in 2004. Consolidated R&D expenses net of tax credits were $27 million in 2005, compared to $23.3 million for the same period in 2004 due to the Company's advancements in its product pipeline with a particular effort on cetrorelix, ozarelix, and perifosine.

The Company reported consolidated earnings from operations for the 12-month period ended December 31, 2005 of $14.4 million, compared to $13.2 million for the same period in 2004. Consolidated net earnings for the 12-month period ended December 31, 2005 were $10.6 million, or $0.23 per share, compared to a net loss of $4.4 million, or $0.10 per share, for the same period in 2004. The increase of the net earnings is attributed to a gain on dilution of investments of $19 million related to the Initial Public Offering and the issuance of Subordinate Voting Shares of the Company's subsidiary, Atrium Biotechnologies Inc. (TSX:
ATB.sv) during 2005. Excluding this $19 million gain on dilution that occurred, the Company would have generated a consolidated net loss of $8.4 million or $0.18 per share. As compared to last year's net loss of $4.4 million, this $4 million loss increase is mainly attributable to increased R&D expense, non-cash stock-based compensation costs and interest expense.

"Over the past year, we made great strides in advancing our lead product development candidates, cetrorelix, ozarelix and perifosine through the pipeline. With our focused strategy in place, we are pleased to have launched, alone or in collaboration with our partners, more than seven advanced-stage clinical trials and will continue to aggressively advance our pipeline in 2006," said Gilles Gagnon, AEterna Zentaris' President and Chief Executive Officer.


                                      2

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                                                         [AETERNA ZENTARIS LOGO]


Dennis Turpin, Vice President and Chief Financial Officer of AEterna Zentaris, added: "With a controlled burn-rate, revenues from two marketed products and strategic alliances, the recent conversion of all our convertible term loans, as well as leverage from our stake in our profitable subsidiary Atrium, the Company is financially sound and well positioned to carry on our focused business strategy. Our consolidated cash and short-term position remains strong at $52.7 million as of December 31, 2005. In 2006, while maintaining a solid financial position, we expect our R&D investment to increase, reflecting our commitment to expand and advance our clinical-stage pipeline, in particular, the oncology proprietary products."


RECENT ACHIEVEMENTS (EARLY 2006)

     FINANCIAL

     - Strategic shareholders: The Solidarity Fund QFL and SGF Sante Inc., exercised prematurely the right to convert the entirety of their term loans into AEterna Zentaris common shares.

     PRODUCT DEVELOPMENT PIPELINE ADVANCEMENTS

     - Cetrorelix: Regained BPH rights from Solvay without financial compensation payable; and

     - Perifosine: Initiation of Phase 2, multi-center study for the treatment of refractory multiple myeloma by partner, Keryx.

     COMPANY OUTLOOK FOR 2006

     - Cetrorelix: Continue to pursue late-stage clinical development programs in endometriosis with partner, Solvay.

          o Disclose results from Japanese Phase 2 trial in BPH with partner, Shionogi/Nippon Kayaku.

          o    Initiate late-stage program for BPH in North America;

     - Ozarelix: Disclose Phase 2 trial results in BPH and prostate cancer with partner, Spectrum;

     - Perifosine: Begin to disclose results from the extensive Phase I/2 trial program ongoing in monotherapy and combination therapy for multiple forms of cancer with partner, Keryx, while completing patient recruitment for the Company's current combination with radiotherapy Phase 2 trial in non-small cell lung cancer;

     - AN-152 cytotoxic-conjugate: Disclose results from Phase 1 trial in gynaecological cancers in patients with confirmed LHRH-receptor;

     - Tubulin inhibitors program: Initiate Phase 1 trial in cancer in the U.S.;

     -    Additional accretive strategic alliances with selected partners.


                                       3

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                                                         [AETERNA ZENTARIS LOGO]


"We believe, as we continue to focus our development efforts and commit our resources to advancing our pipeline, we will become a late-stage biopharmaceutical company with a clear focus on oncology and endocrinology within the next 12 to 18 months. Additionally, our subsidiary, Atrium, has again demonstrated its ability to execute its aggressive acquisition strategy and continues to yield excellent year-over-year growth in all of its activity sectors. It is our intention to continue to set the stage for our long-term strategy of emerging as a fully-integrated, global specialty pharmaceutical company," concluded Mr. Gagnon.


CONFERENCE CALL INFORMATION

Management will be hosting a conference call for the investment community beginning at 10:30 a.m. Eastern Standard Time today, Wednesday, March 1, to discuss 2005 fourth quarter and full-year financial and operating results followed by a question and answer session.

To participate in the live conference call by telephone, please dial 514-807-8791, 416-640-4127 from Canada or 800-814-4941 from outside Canada.
Individuals interested in listening to the conference call on the Internet may do so by visiting www.aeternazentaris.com. A replay will be available on the
                  -----------------------
Company's Web site for 30 days.


ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a growing global biopharmaceutical company focused on oncology and endocrine therapy with proven expertise in drug discovery, development and commercialization.

AEterna Zentaris also owns 48.4% of the equity of Atrium Biotechnologies Inc. (TSX: ATB.sv) and 64.8% of its voting rights. Atrium is a developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information are available at
www.aeternazentaris.com.
-----------------------


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                      -30-


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                                                         [AETERNA ZENTARIS LOGO]


CONTACTS

MEDIA RELATIONS                                INVESTOR RELATIONS
Paul Burroughs                                 Jenene Thomas
(418) 652-8525 ext. 406                        (418) 655-6420 or (908) 996-3154
paul.burroughs@aeternazentaris.com             jenene.thomas@aeternazentaris.com
----------------------------------             ---------------------------------


ATTACHMENT: Financial summary

                                       5

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                                                         [AETERNA ZENTARIS LOGO]

(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


CONSOLIDATED RESULTS                                     QUARTERS ENDED                     YEARS ENDED
                                                          DECEMBER 31,                      DECEMBER 31,
UNAUDITED                                             2005             2004             2005            2004
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                       $               $                 $               $
REVENUES                                          72,501          43,891           247,389         179,212
-------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Cost of sales                                     46,565          25,916           156,365         103,367
Selling, general and administrative               12,252           9,456            42,037          32,422
R&D costs, net of tax credits and grants           8,279           5,803            26,971          23,332
Depreciation and amortization                      1,938           1,802             7,604           6,898
-------------------------------------------------------------------------------------------------------------------
                                                  69,034          42,977           232,977         166,019
-------------------------------------------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS                           3,467             914            14,412          13,193

Interest income                                      514             291             1,601           1,044
Interest expense                                  (2,719)         (1,742)           (9,785)         (6,276)
Foreign exchange loss                                105            (433)             (263)           (707)
-------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE THE FOLLOWING ITEMS         1,367            (970)            5,965           7,254

Current income taxes                                (646)           (177)           (5,149)        (10,526)
Future income taxes                                 (268)            327            (2,183)          4,160
Gain (loss) on dilution of investments             2,500             (81)           19,002            (485)
Non-controlling interest                          (2,017)         (1,102)           (7,064)         (4,828)
-------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) FOR THE PERIOD                   936          (2,003)           10,571          (4,425)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

NET EARNINGS (LOSS) PER SHARE
     Basic                                          0.02           (0.04)             0.23           (0.10)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
     Diluted                                        0.02           (0.04)             0.22           (0.10)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Weighted average number of shares
     Basic                                   46,139,814       45,650,742       46,139,814       45,569,176
     Diluted                                 46,379,336       46,124,784       46,459,131       45,986,629
Issued and outstanding shares                                                  46,139,814       45,670,909

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                                                         [AETERNA ZENTARIS LOGO]

                                                                                   AS AT            As at
CONSOLIDATED BALANCE SHEET                                                      DECEMBER 31,     December 31,
UNAUDITED                                                                          2005             2004
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                                                         $               $
Cash and short-term investments                                                     52,705          48,328
Other current assets                                                               108,998          72,083
                                                                                  ---------------------------------
                                                                                   161,703         120,411
Long term assets                                                                   263,835         170,128
                                                                                  ---------------------------------
Total assets                                                                       425,538         290,539
                                                                                  ---------------------------------
                                                                                  ---------------------------------

Current liabilities                                                                 62,201          60,120
Long-term debt                                                                     135,743          53,457
Other long-term liabilities                                                         53,532          47,961
Non-controlling interest                                                            64,531          28,925
                                                                                  ---------------------------------
                                                                                   316,007         190,463
Shareholders' equity                                                               109,531         100,076
                                                                                  ---------------------------------
Total liabilities and shareholders' equity                                         425,538         290,539
                                                                                  ---------------------------------
                                                                                  ---------------------------------


                                       7



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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AETERNA ZENTARIS INC.


Date:  March 2, 2006                            By:  /s/ Mario Paradis
--------------------                                 ---------------------------
                                                     Mario Paradis
                                                     Senior Finance Director and
                                                     Corporate Secretary